Exhibit 99.1

Stolt Offshore S.A.                                            [Graphic omitted]

NEWS RELEASE

                   Stolt Offshore S.A. Asia Middle East Region
                  Awarded $36 million Project Offshore Vietnam

London, England - September 5, 2005 - Stolt Offshore S.A. (NASDAQ NM: SOSA; Oslo Stock Exchange: STO), today announced that it had been awarded a contract valued at approximately $36 million by Vietnamese state oil company Petro Vietnam Exploration and Production (PVEP) for the Dai Hung Field Extension, offshore Vietnam.

The contract is for the Engineering, Procurement, Construction and Installation work associated with Block 05-1a offshore Vietnam. The field extension, in water depths of 120 metres, comprises 18 km of NKT flexible flowlines and risers, 9km of combined service umbilicals and two mid-depth buoys and ties back five new wells to the existing Dai Hung Floating Production Unit. Offshore installation is scheduled to take place during summer 2006. The vessel carrying out the installation will be the Seaway Hawk.

Jeff Champion, Vice President for the Asia and Middle East Region said, "This award represents a substantial milestone in our development of this region and confirms our customers' confidence in our ability to deliver SURF(1) projects in this emerging market".

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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(1) Subsea Umbilicals, Risers and Flowlines

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Deborah Keedy/Julian Thomson
Stolt Offshore S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@stoltoffshore.com
julian.thomson@stoltoffshore.com

Patrick Handley (UK) / Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

If you no longer wish receive our press releases please contact kelly.good@stoltoffshore.com

            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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